EXHIBIT 1

                                 [TRANSLATION]

                                                                    July 6, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

            IMMEDIATE REPORT CONCERNING THE FILING OF AN APPLICATION
                TO COURT TO APPROVE A COMPROMISE OR ARRANGEMENT

     1. On July 6, 2008, an application for a compromise or arrangement pursuant to Section 350 of the Companies Law-1999 was filed with the Tel Aviv District Court.

     2.   Details of the applicant: Industrial Development Bank of Israel Ltd.

     3. The principals of the application: To grant an ex parte order to convene class meetings to approve the compromise and arrangement within the framework of the proposed scheme.

     4. The principals of the scheme: The proposed scheme includes the return to the Bank of its perpetual deposit with the Ministry of Finance, the sale of most of the Bank's shares (all of the shares except D and DD shares not held by the government of Israel), both those held by the government of Israel and also those held by the public, within the framework of a sale process which will be managed by the Government Companies Authority, and the formulas by which the consideration from the sale shall be distributed among the various shareholders, and also the redemption of the D and DD shares of the Bank not held by the government of Israel, according to their full value and in addition to their accumulated dividend (and regarding the D shares, also including a premium). The scheme continues and establishes that in the event that despite the approval of the scheme, the sale of the Bank's shares is not completed by December 31, 2009, then the sale and the redemption aforementioned shall not be implemented and in its place the holders of C, CC and CC1 shares of the Bank shall be paid a dividend at the rate of 50% of the preferred dividend at the annual rate of 6% that accumulated for their shares in the period from July 1, 2002 until July 31, 2008. Along with the filing of the application for the approval of the compromise and arrangement scheme, the Bank also filed with the above court an application to approve a distribution which does not fulfill the profit test pursuant to the Companies Law-1999, this regarding the redemption of the Bank's D and DD shares within the abovementioned scheme, or alternatively, the payment of half of the preferred dividend for the C, CC and CC1 shares of the Bank within the framework of the abovementioned scheme.

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     5.   Was a stay of proceedings or transfer of assets order granted: No.

     6.   Was an officer appointed by the court: No.

     7.   Was a shareholder meeting summoned: No.

     8.   Were creditors meetings summoned: No.

     9.   Attached is the text of the newspaper notice.

     10. The time and place at which documents subject of this report may be reviewed: 82 Menachem Begin Road, Tel Aviv, with the Corporate Secretary, Adv. N. Atlas, from Sunday to Thursday between the hours of 10:00-16:00.

     11. The date and time when the Company was made aware of the subject event: July 6, 2008 at 11:00 A.M.